Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

    800 Boylston Street, Boston, Massachusetts 02199-8003

Thomas J. May

Chairman, President and Chief Executive Officer

IMPORTANT MERGER INFORMATION

January 3, 2011

Dear Shareholder:

I am very excited about the progress we are making on our merger with Northeast Utilities which we announced in October. In this regard, you will soon be receiving a proxy statement pertaining to a Special Meeting of NSTAR Shareholders, scheduled for March 4, 2011. The Record Date for this Special Meeting is January 4, 2011. You will be asked to consider and vote on a proposal to adopt an agreement and plan of merger of NSTAR with Northeast Utilities. The NSTAR Board of Trustees has unanimously approved the merger agreement and determined that the merger agreement and approval of the merger is advisable and in the best interests of NSTAR, its shareholders, employees and customers. For that reason, the NSTAR Board of Trustees recommends that NSTAR shareholders vote “FOR” the proposal to adopt the merger agreement and approval of the merger.

This merger is good for NSTAR shareholders because it enhances the company’s ability to improve returns to shareholders and it provides a more diverse and better-balanced earnings profile than the company can achieve on a stand-alone basis. Please note that the total amount of your dividend will not be affected by the merger. NSTAR shareholders will receive 1.312 shares of Northeast Utilities for each share of NSTAR they hold immediately prior to the effective time of the merger. After the merger and share exchange, the aggregate amount of your quarterly dividends will be identical to what it was before the merger.

YOUR VOTE IS VERY IMPORTANT

Approval of the merger requires the affirmative vote of two-thirds of NSTAR’s outstanding common shares. Whether your holdings are large or small, we urge you to submit a proxy to vote your shares FOR the merger as promptly as possible.

I look forward to my role as your president and chief executive officer of the combined company and the opportunity to continue to add to the solid track record of financial and operational success that you expect.

Thank you for your attention to this important matter.

On behalf of your Board of Trustees,

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the Securities and Exchange Commission (“SEC”) in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the final joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NSTAR and Northeast Utilities using the website information above.

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